Citigroup Inc.

Pricing Sheet No. 2015-CMTNG0762 dated November 19, 2015 relating to

Preliminary Pricing Supplement No. 2015-CMTNG0762 dated November 17, 2015

 Registration Statement No. 333-192302

Filed Pursuant to Rule 433

500,000 Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November 26, 2021

PRICING TERMS—NOVEMBER 19, 2015
Underlying index:	The Dow Jones Industrial AverageTM (ticker symbol: “INDU”)
Aggregate stated principal amount:	$5,000,000
Stated principal amount:	$10 per note
Pricing date:	November 19, 2015
Issue date:	November 24, 2015
Valuation dates:	Every scheduled trading day from, and including, August 23, 2021 to, and including, November 22, 2021, each subject to postponement if certain market disruption events occur
Maturity date:	November 26, 2021
Payment at maturity:	For each note you hold at maturity, the $10 stated principal amount plus the note return amount, which will be either zero or positive
Note return amount:

▪ If the final index level is greater than the initial index level:

$10 × the index return × the upside participation rate

▪ If the final index level is less than or equal to the initial index level:

$0

Initial index level:	17,732.75, the closing level of the underlying index on the pricing date
Final index level:	The arithmetic average of the closing level of the underlying index on each of the valuation dates
Index return:	The final index level minus the initial index level, divided by the initial index level
Upside participation rate:	74.00%.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17323P314 / US17323P3148
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per note:	$10.00	$0.291(2)	$9.66
$0.049(3)
Total:	$5,000,000.00	$170,000.00	$4,830,000.00

(1) On the pricing date, the estimated value of the notes is $9.606 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $0.34 for each $10 note sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.291 for each $10 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.049 for each note.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated November 17, 2015

Product Supplement No. EA-03-03 dated November 13, 2013       Underlying Supplement No. 3 dated November 13, 2013

 Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Dow Jones Industrial AverageTM is a product of S&P Dow Jones and a registered trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and has been licensed for use by Citigroup Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Dow Jones has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Citigroup Inc. has filed a registration statement (including the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-800-831-9146.